Exhibit 99.1

For Immediate Release

WSP Holdings Wins $97 Million in Orders from Venezuela and Ecuador

WUXI, China, June. 23, 2011 -- WSP Holdings Limited (NYSE: WH) ("WSP Holdings" or the "Company"), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction ("Oil Country Tubular Goods" or "OCTG"), and other pipes and connectors, today announced that its wholly-owned subsidiary, Wuxi Seamless Oil Pipes Company Limited ("WSP China"), received $97 million in new orders from state-owned oil companies in Venezuela and Ecuador.

WSP China received 22 new purchase orders for API and non-API casing pipe, API tubing pipe, line pipe and connectors from PDVSA Services B.V., a state-owned hydrocarbons company in Venezuela.  These new purchase orders are for a total of 37,705 tonnes of API and non-API casing pipe and API tubing pipe and 4,600 tonnes of line pipe, worth approximately $81 million. Among these, non-API casing pipe accounts for $48 million, or 60% of the total. The Company expects to complete delivery of these orders by the end of September 2011.

In addition, WSP China received a new purchase order from PETROAMAZONAS EP, a state-owned oil corporation in Ecuador. The new purchase order is for a total of 9,063 tonnes of API casing pipe and 1,110 tonnes of non-API tubing pipe, worth approximately $16.4 million. The Company expects to complete delivery of the order by the end of July 2011.

"We continue to make inroads into South America by securing these sizable orders in Venezuela and Ecuador.  This speaks to the high performance characteristics of our API and non-API products and ability to compete in the global OCTG market," said Mr. Longhua Piao, Chairman and CEO of WSP Holdings. "Once the hot-rolling lines in our Thailand plant and the heat treatment line in Houston begin commercial production in the third quarter of 2011, we expect to see an increase in sales to North America.  On the whole, we expect our international market share to increase as brand awareness of our products in North and South America and other parts of the world continues to expand."

 About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors. Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company's products are used in China's major oilfields and are exported to oil producing regions throughout the world.  For further information, please visit WSP Holdings' website at http://www.wsphl.com/.

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Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as "will,""expects,""anticipates,""future,""intends,""plans,""believes,""estimates" and similar statements. Among other things, the Company's outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement. Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company's relationships with customers, the Company's ability to expand international market share in the US and South America, the Company's ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company's stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

For more information, please contact:

WSP Holdings Limited
Ms. Judy Zhu, Investor Relations Director
Phone: +86-510-8536-0401
Email: info@wsphl.com
Web: http://www.wsphl.com

CCG Investor Relations, Inc.
Mr. Crocker Coulson, President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com
Web: http://www.ccgirasia.com

Ms. Elaine Ketchmere, Partner
Phone: +1-310-954-1345 (Los Angeles)
Email: elaine.ketchmere@ccgir.com

Source WSP Holdings Limited

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